200 W. Forsyth Street, 7th Floor
Jacksonville, FL 32202

Patriot Transportation Holding, Inc.

2021 Annual Meeting of Shareholders

RULES FOR CONDUCT

Welcome to the 2021 Annual Meeting of Shareholders of Patriot Transportation Holding, Inc. (the “2021 Meeting”). To ensure a fair and orderly meeting, participants are required to honor the following Rules for Conduct:

1)	The only business to be conducted at the 2021 Meeting are the matters set forth in the Notice of Annual Meeting of Shareholders to be Held on February 3, 2021 and Proxy Statement dated December 14, 2020. The Agenda indicates the order in which matters will be presented at the 2021 Meeting.
2)	Only shareholders of record as of the close of business on December 14, 2020, or those who hold a legal proxy for the 2021 Meeting, may vote at the 2021 Meeting. Shareholders or holders of valid proxies who plan to vote at the meeting should submit proof of ownership and/or documentation of the proxy prior to commencement of the meeting to the following email address: dwatson@patriottrans.com.
3)	Questions and comments are welcome from all shareholders. However, conducting the business set out in the Agenda for the benefit of all shareholders will be paramount. The Company does not intend to address any questions that are out of order or not otherwise suitable for the conduct of the 2021 Meeting as determined by the Chairman of the Board or Secretary in their reasonable judgment.

4)	Questions or comments may be submitted prior to commencement of the meeting to the following email address: dwatson@patriottrans.com.
5)	To allow the Company to answer questions from as many shareholders as possible, each shareholder will be limited to three questions. Please keep questions succinct and covering only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together.
6)	Questions pertinent to matters in the Agenda that are not answered during the 2021 Meeting will be addressed as soon as practical after the 2021 Meeting either by, depending upon the subject matter and relevance, direct response or posted online at the Company’s website. Responses posted online will be available for ten business days.
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7)	Questions or comments unrelated to the 2021 Meeting or of individual concerns rather than of concern to shareholders should be addressed separately from the annual meeting.
8)	In the event of disorder, technical malfunction, or other significant problem that disrupts the meeting, the Chairman may adjourn, recess, or expedite the 2021 Meeting or take such other action that the Chairman determines is appropriate in light of the circumstances.
9)	Recording of the 2021 Meeting is prohibited.

We appreciate your participation. Your fellow shareholders will appreciate your courtesy in observing these procedures. The Company encourages shareholders to submit proxies in advance of the Annual Meeting by following the instructions provided in the Notice of Annual Meeting of Shareholders filed with the Securities Exchange Commission on December 21, 2020.

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Patriot Transportation Holding, Inc.

2021 Annual Meeting of Shareholders

AGENDA

1)	Call to order – Thompson S. Baker II
2)	Report on the mailing of the notice of the meeting and the presence of a quorum – Matthew C. McNulty
3)	Matters of business for shareholder consideration – Thompson S. Baker II
•	Director election proposal
•	Auditor proposal
•	Compensation proposal
4)	Closing of the online voting polls – Thompson S. Baker II
5)	President’s report – Robert E. Sandlin
6)	Q&A – Thompson S. Baker II
7)	Announcing of the results of the vote – Thompson S. Baker II
8)	Adjourning of the meeting – Thompson S. Baker II
9)	Additional Q&A – Thompson S. Baker II
10)	Closing of the meeting – Thompson S. Baker II